Exhibit 99.3
Appraisal of
Highcrest Townhomes Apartments
3514 W. 83rd Street
Woodridge, Illinois
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

October 30, 2011
Mr. Trent Johnson
Vice President
Concap Equities, Inc.
4582 S. Ulster St., Suite 1100
Denver, CO 80237
Re:	Highcrest Townhomes Apartments 3514 W. 83rd Street Woodridge, Illinois
Dear Mr. Johnson:
In accordance with your request and our written agreement, Cogent Realty Advisors LLC (“Cogent”) has appraised the above referenced subject property (the “Property”). The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of October 1, 2011 and update the results of prior appraisals of the Property that were completed by this firm. The property was originally appraised as of March 8, 2011, the results of which were communicated in a Self-contained Appraisal Report dated March 21, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of the prior update are communicated in a Restricted Use Appraisal Report dated June 10, 2011 (the “Prior Update”).
This appraisal report addresses changes that have occurred subsequent to the date the Original Report and Prior Update were prepared. The scope of this update appraisal assignment included the collection, confirmation and analyses of market and property specific data relevant to the appraisal of the Property. The appraisal process included a reexamination of the Property’s operating history and investment characteristics; investigation and evaluation of the market and competitive environment; consideration of investment criteria for and marketability of apartment properties; and utilization of appropriate appraisal methodology to conclude to a final estimate of market value.
The Property and its environs were last inspected by the appraiser in conjunction with the preparation of the Original Report. The Property was not re-inspected for purposes of this assignment and unless otherwise reported herein, it is specifically assumed that the physical condition of the Property and neighborhood conditions and composition have not changed materially since last inspected and are similar to that reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.
The Income Capitalization and Sales Comparison Approaches were employed in the valuation of the Property. The Addenda attached to this letter contains an overview of the current market data considered in the appraisal and valuation process. Additional details and analyses not presented herein but utilized in satisfying the purpose of the appraisal may be available in the Original Report.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.635.2777

Mr. Trent Johnson Concap Equities, Inc.	October 30, 2011 Page 2
The results of our appraisal are communicated in this Restricted Use Appraisal Report that provides an abbreviated level of detail and is intended to update, be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared. The appraiser will not be responsible for unauthorized use of this report.
Situated as noted above, the subject property consists of a 9.97-acre site improved with a 176-unit townhome-style apartment complex containing 206,200 square feet of rentable area. Additional site improvements include on-site leasing/management office, swimming pool, shared laundry rooms, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, locally known as the Highcrest Townhomes, is classified as a Class B apartment community by local market standards. The property, originally developed in 1970, is operating at stabilized occupancy and according to discussions with property management remains in average physical condition in comparison to substitute properties of similar age and characteristics.
Based on the analysis of data considered, together with the attached Certification and Assumptions and Limiting Conditions, it is our opinion that the Market Value of the Fee Simple Estate of the Highcrest Townhomes Apartments, as of October 1, 2011, is:
NINETEEN MILLION EIGHT HUNDRED THOUSAND DOLLARS
($19,800,000)
It has been a pleasure to be of service to you. Should you have any questions concerning our value estimate, or require further information please contact the undersigned.
Sincerely,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM Managing Partner	By:	Robert T. Don Associate

ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	This is a Restricted Appraisal Report which is intended to comply with the reporting requirements set forth under Standards Rule 2-2 (C) of the Uniform Standards of Professional Appraisal Practice for a Restricted Report. As such, it presents little or no discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for their intended use. The appraisers are not responsible for unauthorized use of this report.

2.	No responsibility is assumed for the legal description provided or for matters pertaining to legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

3.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

4.	Responsible ownership and competent property management are assumed.

5.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

6.	All engineering studies are assumed to be correct. The plot plans and illustrative material in this report are included only to help the reader visualize the property.

7.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for obtaining the engineering studies that may be required to discover them.

8.	It is assumed that the property is in full compliance with all applicable federal, state, and local environmental regulations and laws unless the lack of compliance is stated, described, and considered in the appraisal report.

9.	It is assumed that the property conforms to all applicable zoning and use regulations and restrictions unless a nonconformity has been identified, described, and considered in the appraisal report.

10.	It is assumed that all required licenses, certificates of occupancy, consents, and other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

11.	It is assumed that the use of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

12.	Unless otherwise stated in this report, the existence of hazardous substances, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, and other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property
COGENT Realty Advisors, LLC

ASSUMPTIONS AND LIMITING CONDITIONS (Continued)
that would cause a loss in value. No responsibility is assumed for such conditions or for any expertise or engineering knowledge required to discover them.

13.	Any allocation of the total value estimated in this report between the land and the improvements applies only under the stated program of utilization. The separate values allocated to the land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

14.	Possession of this report, or a copy thereof, does not carry with it the right of publication.

15.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

16.	Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.

17.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

18.	All values rendered within this report assume an exposure and marketing period of up to 12 months has occurred prior to the effective date of value.
SPECIAL CONDITION
The purpose of this assignment is to estimate the market value of the fee simple interest of the Property as of October 1, 2011 and update the results of prior appraisals of the Property that were completed by this firm. The property was originally appraised as of March 8, 2011, the results of which were communicated in a Self-contained Appraisal Report dated March 21, 2011 (the “Original Report”). The Original Report was subsequently updated as of May 31, 2011. The results of the prior update are communicated in a Restricted Use Appraisal Report dated June 10, 2011 (the “Prior Update”). This Restricted Use Appraisal Report provides an abbreviated level of detail and is intended to further update, be utilized in conjunction with and incorporated by reference to the Original Report. This letter is not intended to be utilized separate and apart from the Original Report and Prior Update and may not be properly understood by parties other than for whom it was specifically prepared.
EXTRAORDINARY ASSUMPTION
As agreed upon in advance with the client, a physical inspection of the Property and its environs was not conducted in conjunction with this update appraisal assignment. The Property and its environs were last inspected by the appraiser on March 8, 2011 at the time the Original Report was prepared. Unless otherwise reported herein, it is assumed for purposes of this report that the Property is in a similar state of repair and condition and neighborhood conditions and composition are consistent with observations noted at the time the Property and its environs were last inspected by the appraiser and reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.
COGENT Realty Advisors, LLC

CERTIFICATION OF THE APPRAISER
We, Steven J. Goldberg, MAI, and Robert T. Don, certify that to the best of our knowledge and belief:
•	The statements of fact contained in this report are true and correct.

•	The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

•	We have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

•	We have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	Our engagement in this assignment was not contingent upon developing or reporting predetermined results.

•	Our compensation for completing this assignment was not contingent upon the development or reporting predetermined value or direction in value that favors the cause of the client, the amount of value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•	Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) of the Appraisal Foundation and Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

•	No one other than the undersigned provided significant professional assistance to the persons signing this report.

•	I, Steven J. Goldberg, MAI, have completed the requirements of the continuing education program of the Appraisal Institute

•	As of the date of this report, Robert T. Don has completed the Standards and Ethics Education Requirement of the Appraisal Institute for Associate Members.

•	We have extensive experience in the appraisal of similar types of property.

•	The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representative.

•	Steven J. Goldberg, MAI, CCIM has been issued a Temporary Practice License by the State of Illinois to appraise the subject property (Permit #572.003284).

•	Robert T. Don has been issued a temporary appraiser practice permit by the State of Illinois to conduct an appraisal of the subject property (Permit #572.003283).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM Managing Partner	By:	Robert T. Don Associate
COGENT Realty Advisors, LLC

ADDENDA
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 1
SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Property:	Highcrest Townhomes Apartments

Address:	3514 W. 83rd Street Woodridge, Illinois

Location:	The Property is located at the northeast corner of North Bolingbrook Drive and 83rd Street, approximately 1.5 miles west of I-365, in the Village of Woodridge, Lisle Township, DuPage County, Illinois. The property is generally situated in the southwestern portion of the Chicago metropolitan region, approximately 20 miles southwest of the Chicago Central Business District. Neighborhood conditions and composition are assumed to be similar to those reported in the Original Report.

Tax Identification Number:	08-35-104-003 (Lisle Township Assessor’s Office)

Description:	Land: The subject site consists of a single tax parcel that, according to public records, contains a total land area of 9.97 acres, or 434,293 square feet. The land area is generally rectangular in shape and consists of sloping topography.

Improvements: A 176-unit townhome-style apartment complex containing 206,200 square feet of rentable area. Additional site improvements include an on-site leasing/management office, swimming pool, shared laundry rooms, asphalt paved driveways and surface parking areas, concrete walkways and landscaping. The complex, originally built in 1970 and locally known as the Highcrest Townhomes Apartments, is classified as a Class B apartment community by local market standards.

The property is operating at stabilized occupancy and when last inspected by the appraiser at the time the Original Report was prepared, was observed to be in average condition. The current physical condition of the Property is assumed to be similar to that reported in the Original Report. Should this assumption be incorrect, the values reported herein may be materially impacted.

Interest Appraised:	Fee Simple Estate

Effective Date of Value:	October 1, 2011

Highest and Best Use:	Continued use of the existing improvements
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 2
SUMMARY OF SALIENT FACTS AND CONCLUSIONS (Continued)

VALUATION	Current (10/1/2011)	Prior Update (5/31/2011)	Original Report (3/8/2011)
Income Capitalization	$19,800,000	$19,900,000	$19,700,000
Stabilized NOI	$1,285,609	$1,292,485	$1,283,491
Cap Rate	6.50%	6.50%	6.50%
Value per Unit	$112,500	$113,068	$111,932
Value per Sq Ft	$96.02	$95.51	$95.54

Sales Comparison	$19,400,000	$19,400,000	$19,400,000
Value per Unit	$110,000	$110,000	$110,000
Value per Sq Ft	$94.08	$94.08	$94.08

Concluded Value	$19,800,000	$19,900,000	$19,700,000
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 3
APARTMENT MARKET OVERVIEW
INTRODUCTION: The following apartment market analysis is designed to provide the reader an understanding of the national, regional and local apartment markets within which the subject property competes. The sources of data available to the appraisers were “Economic and Apartment Outlook — August 2010” and “Chicago Metro Area Apartment Market Research Update Report — Third Quarter 2011” prepared by Marcus the Marcus & Millichap and “PWC Real Estate Investor Survey Third Quarter 2011” published by Price Waterhouse Coopers.
NATIONAL APARTMENT MARKET: Apartments staged a strong recovery in 2010 well ahead of expectations, despite modest job creation and stubbornly high unemployment. Net absorption surged in 2010, with occupied stock rising by nearly 200,000 units, double the number of apartments constructed and the highest level on record since 2000. Several factors contributed to high levels of absorption, including the release of pent-up renter demand as households de-bundled in the wake of the recession. In addition, apartments benefited from private-sector job growth in the critical 20- to 34-year-old cohort, expiration of the homebuyer tax credit, displaced foreclosed homeowners entering the renter pool, in migration and lower unit turnover. Ongoing single-family foreclosures, rental demand from the Generation Y/Echo-boomers and a limited pipeline of new supply are sustaining the robust recovery in the national apartment market through the third quarter of 2011. Amid these positive factors, however stale job growth and “persistently high” unemployment remain potential hazards to an enduring expansion.
Effective rent growth turned positive for the U.S. apartment market in 2010, growing 2.3%, based on data by Reis. Amid a stop-and-start economic recovery, effective rents inched up just under 1.0% during the first half of 2011, a level similar to a year ago. Still, Reis forecasts accelerated rent growth during the second half of this year, bringing the annual average to 3.8% as additions to supply remain modest. On average, apartment inventory increased by roughly 114,000 new units annually between 2007 and 2010. In contrast, Reis estimates new supply to total 40,330 units for 2011, or just 35.0% of the prior four-year average. Some investors believe demand will continue to outpace supply while others are more cautious with regard to overbuilding.
Vivid improvements in fundamentals and a historically low cost of capital propelled transaction volume despite steep competition among eager buyers. In the second quarter 2011 alone, total sales volume approached $14.0 billion, a level not seen since early 2008, as per Real Capital Analytics. Due to the large number of well-capitalized investors seeking quality product, this market’s average overall capitalization rate dipped below 6.0% in the third quarter for the first time since midyear 2008. While most investors still favor core assets, nearly one fourth of total sales in the past year included some level of distress.
CHICAGO AREA APARTMENT MARKET: The Chicago apartment market remains on track to post vacancy of less than 5 percent for the first time since the recession started. Driven by the positive effects of steady job growth on household formation, vacancy declines continue to occur in nearly all areas of the market, with city and suburban vacancy rates each hovering near 5 percent. Reduced availability of rentals continues to support property owners’ attempts to raise rents, and rent growth will accelerate over the second half of 2011, especially in the city center where tenant demand remains robust.
Employers in the metro created 6,800 jobs in the second quarter and 26,500 positions over the first six months of 2011. In the preceding half-year span, only 1,500 positions were added. The private sector continues to lead the way in job creation, as 12,500 workers were hired in the April-to-June period, a 0.3 percent increase. More than 33,000 private-sector jobs were created in
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 4
APARTMENT MARKET OVERVIEW (Continued)
the first half of this year. Permits for multifamily construction increased 19 percent over the year ending in the second quarter to 3,000 units. Issuance remains anemic, however, as an average 11,000 units are permitted annually in the metro over the long term.
Job creation may ease in response to slower U.S. economic growth, but demand-driven decreases in vacancy will persist for the next several quarters while the construction pipeline remains barren. Developers have started to stir, however, and several projects in the city of Chicago have entered the discussion stage due to the steady recovery in property operations under way. As these projects progress through the pipeline, a more vigorous building cycle could start by 2013.
Despite a slight slowing in deals for Chicago properties, the investment market continues to proceed at a steady pace. Small local investors, in particular, remain active, injecting capital into the market and supporting a healthy bidding climate in the small property niche. Investors in suburban properties have also maintained a brisk level of activity, while also expanding searches for suitable investments from near-in communities to farther-out areas.
Rental stock in the market is forecasted to expand by 700 units in 2011, a mere 0.2 percent addition to market-rate competitive stock. In 2010, builders delivered 2,415 rentals across the market. Construction activity has remained absent in the suburban submarkets during the past year. Deliveries are forecast to accelerate in the coming quarters however, as approximately 645 units are slated for completion in the first half of 2012.
The market-wide vacancy rate is forecasted to fall 80 basis points by year-end 2011 to 4.8 percent, only 10 basis points more than the level at the start of the recession. Within suburban markets minimal construction and an increase in demand resulted in a 30 basis point decline in the suburban vacancy rate in the second quarter 2011, to 4.8 percent. For 2011, the vacancy rate has declined 60 basis points as more than 1,400 additional rentals were occupied. The suburban vacancy rate is expected to decline to 4.6 percent by year-end 2011.
Asking suburban rents ticked up 0.6 percent to $977 per month average in the first half of 2011, including a 0.3 percent increase in the second quarter 2011. Effective rents of $910 per month average in the second quarter 2011 marked an increase of 0.3 percent from the preceding period and 0.8 percent year to date. Asking and effective rents at suburban properties are forecasted to increase 2 percent and 2.4 percent, respectively.
Within the subject competitive market, the rent comparables report a slight decline in occupancy levels since the date the Prior Update was prepared, with average occupancy for the competitive set decreasing from 96% as of May 2011 to 93% as of October 2011. During this same time frame, rental rates appear to have increased.
CONCLUSION: Market conditions appear to have bottomed. Occupancy levels are on a moderate upward trend that has resulted in firming rent rates, primarily in the form of a partial abatement of concessions. As there is no material new construction in the Chicago suburban markets and employment growth is anticipated, occupancy and rent levels should continue to firm into 2012.
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 5
INCOME CAPITALIZATION APPROACH SUMMARY
INTRODUCTION: The Income Capitalization Approach is based on the theory that value is the present worth of future benefits. The future benefits of ownership consist of the present worth of the net income which will accrue to the owner of the property, plus the present worth of the net proceeds resulting from the eventual disposition of the property. The two most commonly used techniques of converting net income into value in the Income Capitalization Approach are Direct Capitalization and Discounted Cash Flow Analysis.
DIRECT CAPITALIZATION: We have utilized the Direct Capitalization method in the valuation of the subject property. Direct Capitalization is a method utilized to convert a single year’s estimate of net income (before debt service) into an indication of value by the use of an Overall Capitalization Rate. The basic steps in processing the Income Capitalization Approach by the Direct Capitalization method are:
(1)	Potential Gross Income that a competent owner could legally generate is calculated.

(2)	Vacancy and Credit Loss factor is estimated and deducted to arrive at Effective Gross Income.

(3)	Operating Expenses and Real Estate Taxes are estimated and deducted to arrive at the stabilized Net Operating Income.

(4)	Overall Capitalization Rate is developed.

(5)	Value is calculated by dividing the Net Operating Income by the Overall Capitalization Rate.
INCOME ANALYSIS: Review of rents charged by substitute and competitive properties in the influencing market area and the quoted rents and actual rents achieved at the subject property were reviewed and analyzed for the purpose of estimating the gross rent potential for the Property. The following chart illustrates the Property’s economic rent potential by floor plan as determined by an analysis of actual rents achieved at the Property and review of rents commanded by competitors in the area.
DERIVATION OF GROSS RENT POTENTIAL

Type	Floor Plan	Mix	Size (SF)	Total Area	Rent	Rent /SF	Annual Rent
1 Bedroom/1.5 Bath	1A15	29	900	26,100	$950	$1.056	$330,600
2 Bedroom/1.5 Bath	2A15	110	1,200	132,000	$1,060	$0.883	$1,399,200
3 Bedroom/2.5 Bath	3A2.5	37	1,300	48,100	$1,664	$1.280	$738,816

Totals/Average		176	1,172	206,200	$1,169	$0.998	$2,468,616
The subject has been able to maintain its fair share of occupancy within the competitive market. Market fundamentals are stabilizing and recovering from the weakness experienced during the recent recession. The subject is currently 86% occupied and 85% leased. Over the trailing 12-month period through September 2011, the average occupancy at the Property was 95.3%. The property is competitive in the market and competes effectively with similar apartment product in the influencing area. Given the Property’s average occupancy level during the year and improvement noted in overall market conditions over the past year, a combined vacancy and collection loss allowance of 5% is projected for the appraised fiscal year.
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 6
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
In addition to rental income and vacancy described above, allowances for loss to lease, model, employee and administrative units, other income receipts and utility reimbursement income have been projected for the Property. These income allowances have been projected by the appraiser based on an analysis of historical operations. The valuation pro forma presented on the following page outlines the Property’s income projections for the appraised fiscal year.
EXPENSE ANALYSIS: In order to forecast appropriate expenses for the Property, we have analyzed the Property’s operating expenses for the year ending periods of 2009 and 2010, the trailing 12-month period through September 2011 and the 2011 year-to-date operating history through September 2011. It is noted that the year-to-date 2011 operating information has been annualized for analytical purposes. In addition, we considered and examined comparable expense data. The following table summarizes the Property’s historical operating statements that were made available for review.
RECONSTRUCTED OPERATING STATEMENTS

	2009		2010		T12 (thru 9/2011)		2011 YTD (Annualized)
	Total	Per Unit	Total	Per Unit	Total	Per Unit	Total	Per Unit
INCOME:
Gross Potential Rent	$2,294,819	$13,039	$2,304,738	$13,095	$2,589,588	$14,714	$2,667,655	$15,157
Loss to Lease	$0	$0	($53,388)	($303)	($317,812)	($1,806)	($387,145)	($2,200)
Vacancy/Collection Loss	($224,384)	($1,275)	($112,426)	($639)	($120,316)	($684)	($115,965)	($659)
Concessions	($59,125)	($336)	($28,295)	($161)	($16,378)	($93)	($17,885)	($102)
Administrative Units	($18,430)	($105)	($23,226)	($132)	($26,146)	($149)	($27,016)	($154)
Utility Recovery	$196,137	$1,114	$189,897	$1,079	$210,933	$1,198	$212,607	$1,208
Other Income	$182,683	$1,038	$182,584	$1,037	$166,844	$948	$162,396	$923

Effective Gross Income	$2,371,700	$13,476	$2,459,884	$13,977	$2,486,713	$14,129	$2,494,645	$14,174

EXPENSES:
Payroll and Benefits	$244,960	$1,392	$263,383	$1,496	$244,751	$1,391	$238,021	$1,352
Repairs & Maintenance	$130,094	$739	$156,513	$889	$160,686	$913	$155,021	$881
Administration	$69,645	$396	$78,992	$449	$60,555	$344	$58,276	$331
Management Fees	$116,963	$665	$121,168	$688	$121,463	$690	$122,603	$697
Utilities	$187,574	$1,066	$244,400	$1,389	$220,682	$1,254	$227,132	$1,291
Turnover Expenses	$75,773	$431	$59,024	$335	$52,002	$295	$50,559	$287
Insurance	$44,583	$253	$46,133	$262	$46,329	$263	$46,160	$262
Real Estate Taxes	$342,748	$1,947	$301,712	$1,714	$304,770	$1,732	$305,789	$1,737
Marketing/Leasing	$54,785	$311	$37,382	$212	$32,017	$182	$30,480	$173
Reserves	$0	$0	$0	$0	$0	$0	$0	$0

Total Expenses	$1,267,125	$7,200	$1,308,707	$7,436	$1,243,255	$7,064	$1,234,041	$7,012

NET OPERATING INCOME	$1,104,575	$6,276	$1,151,177	$6,541	$1,243,458	$7,065	$1,260,604	$7,163
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 7
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION PROFORMA: The income and expenses estimated for the Property are summarized in the following chart.
VALUATION PRO FORMA

	Pro Forma	Per Unit	% of GPR
Gross Potential Rent	$2,468,616	$14,026	100.0%
Loss to Lease	($123,431)	($701)	-5.0%
Vacancy/Collection Loss	($123,431)	($701)	-5.0%
Concessions	($24,686)	($140)	-1.0%
Administrative Units	($27,280)	($155)	-1.1%
Utility Recovery	$210,496	$1,196	8.5%
Other Income	$148,117	$925	6.0%

Effective Gross Income	$2,528,401	$14,366	102.4%

			% of EGI
Payroll and Benefits	$246,400	$1,400	9.7%
Repairs & Maintenance	$149,600	$850	5.9%
Administration	$61,600	$350	2.4%
Management Fees	$75,852	$431	3.0%
Utilities	$228,800	$1,300	9.0%
Turnover Expenses	$52,800	$300	2.1%
Insurance	$46,640	$265	1.8%
Real Estate Taxes	$293,100	$1,665	11.6%
Marketing/Leasing	$35,200	$200	1.4%
Reserves	$52,800	$300	2.1%

Total Expenses	$1,242,792	$7,061	49.2%

Net Operating Income	$1,285,609	$7,305	50.8%
CAPITALIZATION RATE ANALYSIS: This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.
Derivation from Sales: The comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 6.0% to 6.5%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

	Briarbrook	Deer	Prentiss	Lakeview	Lakes of
Property Name	Village	Valley	Creek	Townhomes	Schaumburg
Date of Sale	6/22/2011	5/23/2011	4/12/2011	10/18/2010	8/20/2010
Year Built	1972/2009	1991/2011	1974/2011	1996	1987
Cap Rate	6.4%	6.3%	6.5%	6.0%	6.1%
Each of the sale properties are considered generally similar to the Property in terms of location and physical characteristics. Of the properties illustrated above, Lakeview Townhomes is most similar in average unit size however this is a newer property. Briarbrook Village and Prentiss Creek are most similar to the Property with respect to age; and are also two of the more recent transactions in the local market. Lakeview Townhomes and Lakes of Schaumburg are the most similar to the Property respect to net operating income performance; however, these comparables are superior in age and condition. Review of recent sales data indicates that there has been no material change in capitalization rates between the date the Original Report was prepared and the present. Based on recent sales data, a market-derived capitalization rate in the range of approximately 6.5% is considered reasonable for the Property.
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 8
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
Investor Surveys: According to the PricewaterhouseCoopers Real Estate Investor, Third Quarter 2011 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	4.75% — 14.00%	Range
	8.34%	Average
Overall Capitalization Rate	3.75% — 10.00%	Range
	5.98%	Average
Terminal Capitalization Rate	4.75% —9.75%	Range
	6.38%	Average
Source: PWC Real Estate Investor Survey, 3rd Quarter 2011
As indicated below, overall rates began increasing in the Third Quarter 2008 and continued to increase through the Fourth Quarter 2009. As the effects of the economic recession began to moderate at the beginning of 2010, rates began to fall. As market conditions continued to improve throughout 2010, capitalization rates continued to contract. Beginning in approximately the 4th quarter 2010, the decline in capitalization rates began to moderate as market fundamentals stabilized. The 3rd quarter 2011 average capitalization rate is approaching the lows realized prior to the economic recession.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
3Q11	5.98%	-12
2Q11	6.10%	-19
1Q11	6.29%	-22
4Q10	6.51%	-61
3Q10	7.12%	-56
2Q10	7.68%	-17
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
Source: PWC Real Estate Investor Survey
Conclusion of OAR: An OAR in the range of approximately 6.0% to 6.5% was suggested from a review of actual sales data. Investor surveys indicate that capitalization rates in the National Apartment Market are beginning to stabilize after retreating back down from the highs realized during the economic recession and currently average approximately 5.98%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a rate of approximately 6.5% is suggested for the subject property. A capitalization rate of 6.5% is concluded.
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments Woodridge, Illinois	October 30, 2011 Addenda Page 9
INCOME CAPITALIZATION APPROACH SUMMARY (Continued)
VALUATION: Value is derived by capitalizing the net operating income estimate by an appropriate overall or capitalization rate. Market data suggests that an appropriate capitalization rate is approximately 6.5%. The net operating income calculated above is capitalized into a market value indication as follows:

Net Operating Income		Capitalization Rate		Indicated Value
$1,285,609	÷	6.5%	=	$19,778,600
CONCLUSION: The Market Value of the Fee Simple Interest of the Property, as of October 1, 2011, by application of the Income Capitalization Approach, is rounded to:
NINETEEN MILLION EIGHT HUNDRED THOUSAND DOLLARS
($19,800,000)
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments	October 30, 2011
Woodridge, Illinois	Addenda Page 10
SALES COMPARISON APPROACH SUMMARY
INTRODUCTION: The Sales Comparison Approach to value is the process of comparing recent sales of competitive properties. The estimated value derived via this approach represents the probable price at which a willing seller would sell the subject property to a willing buyer as of the date of value.
To estimate the property value by the Sales Comparison Approach, sales of similar properties have been examined and analyzed. The price per dwelling unit has been relied upon as the unit of comparison in this approach. The comparative process involves judgment as to the similarity between the subject property and the comparable sale property with regard to a variety of factors affecting value such as financing terms, market conditions that prevailed at the time of sale, conditions of sale, location, and physical characteristics of the property such as size, age and condition of the structure, and functional utility.
PRESENTATION OF SALES DATA: Research conducted in the local market indicates that sales activity remains strong and there is adequate investor interest in good quality, well located assets that are being marketed for sale. Numerous sales of apartments in the Chicago, Illinois region have occurred subsequent to the date the May 2011 Update Report was prepared. Two recent comparable transactions, Briarbrook Village and Deer Valley, have been added to the analysis for purposes of this update appraisal. The remaining three transactions are also outlined in the May 2011 Update Report.
The sales outlined below are considered representative of the best available data to formulate a defensible value for the Property via comparative analysis. The data summarized in the table below is utilized as the basis in which to estimate the market of the subject property via the Sales Comparison Approach.
SUMMARY OF APARTMENT SALES

Sale No.	1	1	3	4	5
Project Name	Briarbrook Village	Deer Valley	Prentiss Creek	Lakeview Townhomes	Lakes of Schaumburg
Address	1147 Briarbrook	30011 Waukegan	2110 Prentiss Drive	168 Gregory St.	801 Belinder Ln.
Location	Wheaton, IL	Lake Bluff, IL	Downers Grove, IL	Auora, IL	Schaumburg, IL
Type	Garden	Garden	Garden	Townhomes	Garden
Grantor	Westdale Investment Partners	Prime Property Investors	RAIT Financial Trust	Marquette Property Investments	N/A
Grantee	Heitman Capital Management	Stockbridge Capital Group	BH Management Services	Home Properties, Inc.	N/A
Sale Price	$34,200,000	$22,000,000	$50,000,000	$14,500,000	$47,250,000
Date of Sale	06/22/11	05/23/11	04/12/11	10/18/10	08/20/10
Year Built	1972/2009	1991/2011	1974/2011	1996	1987
No. of Units	342	224	700	120	428
No. of Stories	2.0	3.0	3.0	2.0	2.0
Net Rentable Area (NRA)	299,672	189,800	597,500	157,990	324,600
Occupancy	100%	98%	94%	96%	95%
Average Unit Size (SF)	876	847	854	1,317	758
Effective Gross Income	$4,249,350	$2,755,334	$6,527,640	$1,540,715	$5,278,194
Operating Expenses	( $2,043,792)	( $1,370,000)	( $3,263,820)	( $672,000)	( $2,395,944)

Net Operating Income	$2,205,558	$1,385,334	$3,263,820	$868,715	$2,882,250
NOI Per Unit	$6,449	$6,185	$4,663	$7,239	$6,734
EGIM	8.0	8.0	7.7	9.4	9.0
OER	48%	50%	50%	44%	45%
Overall Capitalization Rate (OAR)	6.4%	6.3%	6.5%	6.0%	6.1%
Price Per Unit	$100,000	$98,214	$71,429	$120,833	$110,397
Price Per SF	$114.12	$115.91	$83.68	$91.78	$145.56
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments	October 30, 2011
Woodridge, Illinois	Addenda Page 11
SALES COMPARISON APPROACH SUMMARY (Continued)
APARTMENT SALES MAP
ANALYSIS OF SALES: We have researched and analyzed a number of suburban apartment transactions which have been selected as being comparable to the subject. The transactions summarized above were analyzed and subsequently adjusted for conditions of sale, market conditions (time), physical features, location, and condition. The following chart summarizes the adjustments considered pertinent in the sales comparison analysis of the Property.
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments	October 30, 2011
Woodridge, Illinois	Addenda Page 12
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Briarbrook Village	Deer Valley	Prentiss Creek	Lakeview Townhomes	Lakes of Schaumburg
Address	1147 Briarbrook	30011 Waukegan	2110 Prentiss	168 Gregory.	801 Belinder
	Wheaton, IL	Lake Bluff, IL	Downers Grove, IL	Aurora, IL	Schaumburg, IL
Sale Date	6/22/2011	5/23/2011	4/12/2011	10/18/2010	8/20/2010

Price per Unit	$100,000	$98,214	$71,429	$120,833	$110,397

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$100,000	$98,214	$71,429	$120,833	$110,397
Conditions of Sale Adjustment	$0	$0	$15,000	$0	$0

Adjusted for Special Conditions	$100,000	$98,214	$86,429	$120,833	$110,397
Time	0.00%	0.00%	0.00%	0.00%	0.00%

Time Adjusted Price per Unit	$100,000	$98,214	$86,429	$120,833	$110,397

Location	0%	10%	0%	10%	0%
Physical Characteristics	0%	-5%	0%	-5%	-5%
Average Unit Size	10%	10%	10%	-5%	10%
Amenities	0%	0%	0%	-5%	-5%
Economics	0%	0%	0%	0%	0%

Total Adjustments (%)	10%	15%	10%	-5%	0%

Adjusted Price per Unit	$110,000	$112,946	$95,071	$114,792	$110,397
Prior to adjustments, the comparable sales range in price from approximately $71,429 to $120,833 per unit. After considering applicable adjustments, the sales prices fall within a narrower range of $95,071 to $114,792 per unit. The mean and median adjusted sales price equates to $108,641 and $110,397 per unit.
Based on the data considered and implementation of applicable adjustments, a value of $110,000 per unit is concluded. The resulting overall property value indication is $19,400,000 (rounded), calculated as follows:

Size (Units)		Unit Price (per Dwelling Unit)		Indicated Market Value
176	x	$110,000	=	$19,360,000
CONCLUSION: The Market Value of the Fee Simple Interest in the Property as of October 1, 2011, by application of the Sales Comparison Approach, is:
NINETEEN MILLION FOUR HUNDRED THOUSAND DOLLARS
($19,400,000)
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments	October 30, 2011
Woodridge, Illinois	Addenda Page 13
RECONCILIATION AND FINAL VALUE CONCLUSION
REVIEW: The purpose of this appraisal is to provide an estimate of Market Value of the Highcrest Townhomes Apartments. The indicated Market Value estimates for the real property interest appraised are:

The Income Capitalization Approach	$19,800,000
The Sales Comparison Approach	$19,400,000
The Cost Approach	Not Applicable
INCOME CAPITALIZATION APPROACH: The Income Capitalization Approach seeks to view the subject property’s value from the perspective of the typical investor. This approach reflects the relationship between the income a property is capable of generating and its value in the marketplace. Typical investors judge the value of a property based upon the quality and quantity of the income generated, as well as the likely impact of market conditions on future income generation. The Income Capitalization Approach, by considering these factors provides a highly meaningful measure of credibility for this property type.
SALES COMPARISON APPROACH: An adequate number of recent transactions involving the sale of similar properties were available for review. The relevant indicators derived from the sale of these similar apartment buildings were compared to the subject property based on their location, physical and investment characteristics. The Sales Comparison Approach produces a reasonable indication of value for the Property and is utilized as a means of support to the value conclusion rendered via the Income Capitalization Approach.
COST APPROACH: The Cost Approach value estimate relies on the cost to produce a like structure. Due to the age of the improvements, they have incurred physical deterioration due to normal wear and usage. Given the inherent inaccuracies and subjectivity involved in estimating substantial degrees of physical deterioration, the cost approach is not considered a reliable, independent approach to value in this instance and has been excluded from analysis.
MARKET VALUE CONCLUSION: With primary emphasis placed on the value indicator produced by the Income Capitalization Approach, we are of the opinion that the Market Value of the Fee Simple Interest of the Highcrest Townhomes Apartments, free and clear of financing, as of October 1, 2011 is:
NINETEEN MILLION EIGHT HUNDRED THOUSAND DOLLARS
($19,800,000)
The value estimate rendered assumes that an exposure and marketing period of up to 6 to 9 months has occurred.
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments	October 30, 2011
Woodridge, Illinois	Addenda Page 14
QUALIFICATIONS OF THE APPRAISER
STEVEN J. GOLDBERG, MAI, CCIM
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas, Arizona, Georgia, Florida, Colorado and Minnesota. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
COGENT Realty Advisors, LLC

Highcrest Townhomes Apartments	October 30, 2011
Woodridge, Illinois	Addenda Page 15
ROBERT T. DON
SENIOR APPRAISER
ROBERT T. DON, Senior Appraiser with Cogent Realty Advisors, LLC, has a strong background in real estate valuation, management, marketing, and consulting. He has 15 years of national experience within the real estate industry. As a real estate appraiser, Mr. Don has been engaged to perform valuation studies on a variety of complex commercial properties including mixed use developments, regional malls, marinas, and other special use properties. He has significant valuation experience in most national markets.
Mr. Don has worked as an urban planning consultant and asset and marketing manager since 1977. He was manager of land development projects for several large real estate investment companies in Dallas, Texas. In this capacity, Mr. Don was responsible for the marketing and sale of large planned developments and the management of a diverse real estate portfolio. From 1978 to 1983, Mr. Don worked as a land use manager with the nation’s largest land owner, International Paper Company. In this capacity, he instituted a company-wide program for land use decisions, was a review appraiser, planner, and land manager of timberlands, plants, and facilities. In addition to these responsibilities, he became a specialist in timberland analysis and was the real estate manager for 1.2 million acres in the southeastern United States.
Between 1977 and 1978, Mr. Don worked as an urban planning consultant with Gruen Associates, Inc., a national architectural and engineering firm in New York City. During this time, he was consulting planner on diverse projects including expansion of the Metropolitan Museum of Modern Art; light rail transit planning for Buffalo, New York; HUD new town planning for Flower Mound, Texas; feasibility studies for the reuse of the former Penn Central Railroad properties; and community impacts of industrial facility and military base closing.
Mr. Don received his Bachelor Degree of Urban Planning and Design from the University of Cincinnati in 1997. Since then, he has completed graduate work at the Real Estate Institute of New York University and appraisal course work at the Appraisal Institute. He has lectured extensively at universities throughout the United States and has authored articles on land use planning and real estate subjects. Mr. Don is both a licensed real estate broker and State Certified general appraiser in the State of Texas. Mr. Don is a candidate for his MAI designation with the Appraisal Institute. In addition to extensive real estate course work, he has successfully completed certain requirements towards the MAI designation.
COGENT Realty Advisors, LLC